Exhibit 99.1

Regentis Biomaterials Reports Strong Surgeon Interest in GelrinC® at 8th ICRS Summit in Portugal

Engagement with leading orthopedic surgeons and cartilage repair specialists highlights growing awareness of
GelrinC’s off-the-shelf regenerative technology

GelrinC is CE Mark approved in Europe, where Regentis is expanding its network of Centers of Excellence to support surgeon training and commercialization efforts

European clinical sites also support the Company’s ongoing U.S. FDA pivotal Phase III trial

HERZLIYA, Israel, Oct. 12, 2026 (GLOBE NEWSWIRE) - Regentis Biomaterials Ltd. (“Regentis” or the “Company”) (NYSE American:RGNT), a regenerative medicine company focused on innovative tissue repair solutions, today announced strong interest and engagement from orthopedic surgeons, physicians and cartilage repair specialists who visited the Company’s booth at the 8th International Cartilage Regeneration & Joint Preservation Society (ICRS) Summit, held October 8–10, 2026, in Porto, Portugal.

The Summit, themed “Joint Preservation: The Regenerative Era is Underway,” brought together international experts to discuss advances in cartilage regeneration, joint preservation and emerging regenerative therapies. Regentis representatives engaged with physicians and surgeons regarding GelrinC®, the Company’s CE Mark-approved, cell-free hydrogel implant designed to regenerate damaged knee cartilage.

Discussions at the Company’s booth focused on GelrinC’s clinical results, its ready-to-use, off-the-shelf design, and its potential to simplify cartilage repair compared with traditional surgical approaches. GelrinC is delivered in a single procedure of approximately 10 minutes, without the need for cell harvesting or laboratory processing. Based on the results of the Company’s Phase II study, GelrinC demonstrated approximately 100% greater improvement in overall KOOS scores compared with historical microfracture controls at two years, with subsequent MRI analyses showing results consistent with durable, native-like cartilage regeneration.

“The strong interest and quality of our interactions with surgeons and cartilage repair specialists at ICRS were extremely encouraging,” said Ehud Geller, Chief Executive Officer and Executive Chairman of Regentis Biomaterials. “We had valuable discussions with physicians who understand the limitations of existing cartilage repair procedures and are interested in new regenerative approaches that can offer meaningful benefits to patients while simplifying treatment for surgeons. We believe this level of engagement reflects growing awareness of GelrinC and its potential to help address a significant unmet need in knee cartilage repair.”

Dr. Geller continued, “With GelrinC already CE Mark approved in Europe, we are focused on translating physician interest into broader clinical adoption as we advance our commercialization preparations. Our expanding network of European Centers of Excellence is an important part of that strategy, supporting surgeon education, training and clinical collaboration. At the same time, our European clinical sites are contributing to our ongoing U.S. FDA pivotal trial, providing an additional opportunity for leading surgeons to gain experience with GelrinC.

About GelrinC®

Regentis’ lead product, GelrinC®, is a cell-free, off-the-shelf hydrogel implant having synchronized erosion and resorption for the treatment of painful and debilitating injuries to focal articular knee cartilage. As an innovative regenerative medical product, GelrinC® offers an unprecedented solution that gives surgeons and payers an off-the-shelf, ready to use, simple to perform, reliable, and cost-effective procedure that provides patients with a single, 10-minute procedure, faster recovery, sustained pain relief, and functional improvement for more than 5 years, based on clinical study results to date. No effective off-the-shelf, ready to use treatment for focal knee cartilage defects is currently available on the market. GelrinC® has CE Mark approval in the European Union and is now being evaluated in a pivotal U.S. Food and Drug Administration (FDA) study, which has completed over 50% enrollment.

About Regentis Biomaterials

Regentis Biomaterials Ltd is a regenerative medicine company dedicated to developing innovative tissue repair solutions that restore health and enhance quality of life. With an initial focus on orthopedic treatments, Regentis’ Gelrin platform technology, based on synchronized, degradable hydrogel implants, regenerates damaged or diseased tissue including inflamed cartilage and bone. Regentis’ lead product GelrinC®, is a cell-free, off-the-shelf hydrogel that is eroded and resorbed in the knee, allowing the surrounding cells to regenerate the cartilage in a controlled and synchronous process. GelrinC® aims to address a market of approximately 470,000 cases for cartilage knee repair annually in the U.S. where no off-the-shelf treatment is available.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include statements regarding the potential benefits and performance of GelrinC; the Company’s plans and expectations regarding commercialization of GelrinC in Europe; the expansion of its network of European Centers of Excellence and the expected benefits thereof; the potential for physician interest in GelrinC to result in increased awareness, clinical experience or adoption; the Company’s ongoing U.S. FDA pivotal trial, including the participation of European clinical sites; and GelrinC’s potential to address the market for knee cartilage repair. Forward-looking statements are based on Regentis’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: the ability of our clinical trials to demonstrate safety and efficacy of GelrinC or any future product candidate, and other positive results; the timing and focus of our preclinical studies and clinical trials, and the reporting of data from those studies and trials; the size of the market opportunity for of GelrinC or any future product candidate, including our estimates of the number of patients who suffer from the diseases we are targeting; our ability to accurately identify demand for product candidates; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates; our ability to obtain FDA approval for of GelrinC or any future product candidate and obtain and maintain regulatory approval; our ability to obtain market acceptance of GelrinC or any future product candidate from the medical community and third-party payors; our plans relating to the further development of GelrinC or any future product candidate, including additional disease states or indications we may pursue; existing regulations and regulatory developments in the United States and other jurisdictions; our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our financial performance and our ability to repay our loans and debts; and our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations. For a more detailed description of the risks and uncertainties affecting Regentis, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 24, 2026 and other public reports filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Regentis undertakes no duty to update such information except as required under applicable law.

Contact:

Ori@regentis.co.il